                    U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              FORM 10-SB/A1


                  General Form for Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                  or 12(g) of the Securities Act of 1934


                        Madrona International Inc.
                ----------------------------------------------
                (Name of Small Business Issuer in Its Charter)


                Delaware                    91-2022105

 -----------------------------------------------------------
   (State or Other Jurisdiction of      (I.R.S. Employer
    Incorporation or Organization)      Identification No.)


   5066 East 26th Drive, Bellingham, WA      98226   USA
   ---------------------------------------------------------
 (Address of Principal Executive Offices)        (ZIP Code)




                  ( 604 )  687-7828
----------------------------------------------------
 (Issuer's Telephone Number, Including Area Code)

Securities to be Registered under Section 12(b) of the Act:

Title of Each Class               Name of Each Exchange on Which
to be so Registered               Each Class is to be Registered


Securities to be Registered under Section 12(g) of the Act:

       Common Stock






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ITEM  1       DESCRIPTION OF BUSINESS

All financial information is current as of April 30, 2001.
Other information is current as of the date of filing. Madrona International, Inc. is a development stage company.


General

Madrona International, Inc. ("the Company") was incorporated in the State of Delaware on November 18, 1998. The Company is in the business of marketing the atomic golf ball through its wholly owned Subsidiary Atomic Golf Ball, Inc. (Atomic"). In October of 1999 the Company purchased 5,000,000 shares or 100% of the outstanding stock of Atomic from an unaffiliated party for $500.


The Issuer has acquired the rights to market this product from Kyle Investments, Inc. and has assigned the rights to its wholly owned subsidiary, Atomic.

Mission

Madrona's mission is to create profits by selling atomic golf balls to distributors and the general public through its web site
"www.atomicgolfball.com" as well as through print advertising, television informationals, radio spot ads and word of mouth promotion.

Product

The atomic golf ball is a specially treated golf ball whose flight characteristics have been enhanced by treating the ball with an Impella Electron beam accelerator. The treatment causes the core of the ball to link atoms and appears to create more 'bounce' which according to the casual and unscientific tests performed on the atomic ball gives the ball more distance when hit with the club. The longer the drive the more distance seems to be added with the atomic ball. This conclusion was drawn by the golf pros asked to try the ball. In all cases the atomic ball appeared to go further. Continued usage has seemed to shown the atomic ball goes about 10% farther than an ordinary ball. The atomic golf ball was first developed by scientists at Atomic Energy Canada Ltd.'s Manitoba facility as a novelty to publicize the Electron Beam Accelerators being manufactured and sold by AECL.

The atomic golf ball has not been tested by the PGA, the USGA or any other association. The Company does not expect to have the ball tested. The Atomic Golf ball is considered a novelty item and the company does not choose at this time to do battle with major ball manufacturers in the market place. The Company's niche is its own "processed" specialty ball.

Kyle Investments, Inc. brought the idea to Atomic and Atomic agreed to take the idea and develop it. Kyle has assigned all and whatever rights it has to

                                                                     PAGE 2


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the concept to Atomic for one dollar and other good and valuable consideration. The principal of Kyle is a major shareholder of Madrona International Inc.

Atomic Energy Canada Ltd. is a Crown corporation of the Government of Canada. Scientists at the Crown agency developed the Atomic Golf Ball and used it to draw attention to the Impella electron Beam Accelerators that Atomic Energy Canada had developed and was trying to sell. The Agency gave away thousands of balls and treated thousands more for golfers who sent their balls in to be treated. Atomic Energy Canada has no relationship to the Company.


Manufacturing

The Company starts with a high grade ball from a major manufacturer such as Spalding and has the balls produced with the Atomic Golf Ball logo. The original manufacturer's label remains on the treated ball as well. The balls are then treated in an Impella Electron Beam Accelerator in a contractual arrangement with Iotron Engineering Ltd. which owns an Impella Electron Beam Accelerator. For the first year Madrona had an exclusive contract that provided that Iotron would not treat golf balls for anyone else. The agreement was subject to a minimum volume of balls. Madrona did not meet the minimum requirements in its first year and therefore the exclusivity is technically gone. Iotron has not given notice to Madrona that the contract is dead and Madrona has not attempted to re-negotiate the exclusive nature of the contract. Iotron stands ready to treat golf balls for Madrona at any time and in fact has just treated another 400 dozen, which balls are on Iotron's premises awaiting delivery.

Madrona does not have any long term contractual arrangements with Spalding or any other manufacturer. Generally, any manufacturer will sell its golf balls to whomever wants to buy them and for a fee will put that purchaser's (e.g. Atomic's ) logo on the balls. The company is also investigating having golf balls produced outside North America, which balls would bear only the "Atomic" logo. In the future if sales volume warrants, the Company may consider having balls produced with just the Company's logo and design its own packaging. At this time the Company's sales volume does not warrant such arrangements. The balls are boxed in original packaging from the manufacturer and the company adds inserts and labels before shipping to purchasers.

Atomic Golf Balls are distributed primarily through the Company's internet web site at "www.atomicgolfball.com" Other sales have been initiated by word of mouth. At this time, the Company has just completed a 60 second 'infomercial' for use on television broadcasting. The tape is being reviewed by the Company prior to approval for use. it is expected that the Company will start advertising on television using the 'infomercial'.
Marketing

Atomic golf balls are marketed around the world through the world wide web of the Internet. The company established its web site at www.atomicgolfball.com to promote sales of the golf ball. The site has been in operation for over a year and is currently up and running. The site was down for a short time because of a mixup by the host and through no fault of the Company.

                                                                     PAGE 3

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The problem has since been rectified and the site went back up again immediately.

Sales of the ball have been made to Canada, USA, and Thailand. In addition inquiries have been received from many other countries in the world. Sales have been made by personal contact through golf pro's, interested golfers and print advertising. The company is also setting up some radio advertising starting in the Vancouver, British Columbia market on a test basis to gauge response. The company is also attempting to set up dealers to contact pro shops and retailers in local markets. It has also set up wholesale sales with other Internet sellers of sports products, such as D.W. Quail golf supplies and Amazon.com

The Company paid D.W. Quail $500 to feature Atomic Golf Balls on its golf web site. The Company has agreed to sell balls to Quail at a reduced rate, if and when they generate any orders. The Company deposited a check in its bank recently from Quail for sales of Atomic Golf Balls. The arrangement with Quail is a "loose" agreement that if they get orders the Company will drop ship the balls and Quail will pay the Company's invoice. The Company has no arrangements with Amazon.com at this time. Amazon.com allows people to post items for sale on its website and takes a commission as items sell. They will charge the customer on a VISA or other credit card and pay the seller the agreed net amount. The Company sold some golf balls through this method but found it complicated and cumbersome to continually keep the balls on Amazon's site. In light of the proposed television sales and marketing program the company does not anticipate using Amazon.com further.

The Company has negotiated a contract with American Media Group of Overland Park, Kansas to create a 60 second infomercial to be run on selected television stations. American will handle calls to 1-800 operators who will take the orders which will be charged on the purchaser's credit card by American Media. The Company will ship the orders, in bulk to American Media's Distribution Center for further shipping to the purchaser.

Competition

Competition comes from every other manufacturer of golf balls of which there are many in the world. The major manufacturers produce high quality balls which are advertised and sold all over the world. Other manufacturers produce lesser quality balls which are sold for much less money. There is also the competition from the sellers of used balls.

The Company does not try to compete with the giants of the golf ball industry. The Company considers its product to be a novelty item and generally markets it that way. The Company does not hold out its balls to be suitable for match play where 'official' balls are required. The appeal of the atomic balls is primarily to the weekend duffer and casual player who would like to take a few strokes off his game.

Suppliers

Supplies of standard, high quality balls are currently almost limitless and it is felt this situation will not change in the


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near or distant future. The Company, therefore, has not entered into any supply agreements for balls. Spalding has supplying all the Company's golf balls to date because it has been convenient to deal with them and the 'rep' is known by the Company.

There is currently a non-exclusive agreement in place for the use of the Electron Beam Accelerator and no reason to believe that will not continue. The only written contract is the original exclusivity contract subject to a minimum. There is, however no logical reason to believe that Iotron will not continue to process atomic golf balls for Madrona for an agreed upon price.


Governmental Regulations

The Company, to the best of its knowledge, knows of no government regulations in regard to its product.



ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Certain Forward-Looking Information

Information provided in this Form 10SB may contain forward-looking statements within the meaning of Section 21E or Securities Exchange Act of 1934 that are not historical facts and information. These statements represent the Company's expectations or beliefs, including, but not limited to, statements concerning future and operating results, statements concerning industry performance, the Company's operations, economic performance, financial conditions, margins and growth in sales of the Company's products, capital expenditures, financing needs, as well assumptions related to the forgoing. For this purpose, any statements contained in this Quarterly Report that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based on current expectations and involve various risks and uncertainties that could cause actual results and outcomes for future periods to differ materially from any forward-looking statement or views expressed herein. The Company's financial performance and the forward-looking statements contained herein are further qualified by other risks including those set forth from time to time in the documents filed by the Company with the Securities and Exchange Commission.


COMPARISON OF YEAR ENDED OCTOBER 31, 2000 WITH YEAR ENDED OCTOBER 31, 1999.

Revenues for 2000 were $729 as compared with $27 in 1999. Management does not feel that this is a material change.
General & Administrative Expenses were $10,446 in 2000 and $6,009 in 1999. Management believes this is due to increased sales activity.
Net loss in 2001 was $24 as against $3,339 in fiscal 2000.

The company had Total Assets of $24,274 at October 31, 2000 as compared to $8,416 at October 31, 1999.


                                                                     PAGE 5


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Plan of Operation

(i) The Business Plan for the issuer over the next 12 months is to continue to sell its product through its internet web site, television informercials and to discuss its product with golf courses and golf ball distributors. The Company believes that sales and present capital is sufficient to operate over the next twelve months.

If sales increase substantially it may be necessary to raise additional capital either debt or equity. The Company recently raised another $15,000 through the sale of Regulation 'S' shares so that it can pay for the marketing program, increase inventory and have some working capital.

The auditor has noted that there is substantial doubt about the Company's ability to continue as a going concern.

(ii) The Company does not plan to do research or development during the next 12 months.

(iii) The Company does not plan to purchase or sell plant or significant equipment during the next 12 months.

(iv) The Company has contracted with American Media Group of Overland Park, Kansas to produce a 60 second "infomeracial' for use in television marketing. Once the tape has been approved by the Company, American Media will commence showing the advertisement on selected television stations as a test market. Assuming the tape draws buyers, the Company will then roll out to more stations, eventually going nationally if success continues. At this time the Company does not envision developing sales opportunities with golf courses or golf ball distributors. The Company does not consider itself to be in that business. The Company may however take out advertisements in newspapers and selected golf journals if is felt that such marketing could be successful. At this time the Company is marketing through its web site and will be marketing through the 'infomercial' on television. The Company placed one ad in a Palm Desert, CA newspaper which did not draw any responses directly although it may have directed some interested parties to the Company's web site, "www.atomicgolfball.com".

The Company does not plan a significant change in the number of employees during the next 12 months.

During fiscal 2000 the president of the Company, Lana B. Turner made a short term loan to the Company. No terms were ever established. The Company repaid the loan on November 1, 2000.



RISK FACTORS

1. Limited History of Operations. The Company was organized on November 18, 1998 and has had limited operations to date. Therefore its operations are subject to all of the risks inherent in new business enterprises. The


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likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the start up of new businesses and the competitive environment in which the Company will operate. The Company has had no significant revenues to date.

2. Time lapse to Operational Stage of the Company Operations therefore will depend upon the continued availability of investment capital to fully fund subsequent Projects. If operating revenues are insufficient to continue the Company's operations, additional funds would have to be raised through equity or debt financing. The Company has no commitments for any additional debt or equity financing and there can be no assurance that any such commitments will be obtained on favorable terms, if at all.

3. Competition. The Company will operate in a highly competitive environment. The Company will compete with retailers which have a history and experience the company does not have.

4. Dependence on Management. Because the Company is a new business and has no significant operating history, it will be heavily dependent upon the services and experiences of its officers. The loss of the service of any officer could adversely affect the conduct of the Company's business.

5. Industry and Economic Factors. The industry in which the Company expects to operate is subject to constant changes based upon changes in public taste as well as the condition of the general economy. Factors beyond the control of the Company or those on whom it intends to rely could cause the Company to fail.

6. Control of the Company. The Officers, Directors and Principal Shareholder Group own more than 50% of the Common Shares of the Company. Therefore, the Control Group will either control or significantly influence a voting control of the Company. Pursuant to the laws of Delaware, a majority of all shareholders entitled to vote an any regularly called shareholders meeting, may act, as a majority, without notice or meeting, giving notice to other shareholders only after such action may have been taken. While there are some limits upon this right of the majority, Investors should understand that Management commands a voting majority in control of the Company.

7. Dividends. The Company has paid no dividends on its Common Shares since its inception. The Company does not anticipate paying any dividends on its Common Stock until and unless such profit is realized and may not pay out any dividends thereafter.


8. Potential Conflicts of Interest. The Company's officer and only director may be associated with other firms, including others with material contractual relationships with this Issuer, and may become involved in a range of business activities. Due to these affiliations and the fact that some officers are expected to devote only a portion of their time to the business of the Company, there are potential inherent conflicts of interest in their acting as directors and as officers. The Company's officer and director is or may become an officer, director, controlling shareholder, partner or participant


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in other entities engaged in a variety of businesses.  These existing and potential conflicts of interest are irreconcilable and could involve the participating officer/director in litigation brought by the Company's shareholders or by the shareholders of other entities with which the officer/
director is currently, or may become, affiliated.   To help alleviate
this position somewhat, Management has adopted a policy of full disclosure with respect to business transactions with any entity in which the officer/ director is affiliated, either directly or indirectly. An officer or director may continue any business activity in which such officer or director engaged prior to joining the Company.

9. Going Concern. As of October 31, 2000 the company had a stockholders' Equity of $11,824. The auditors have raised a "going concern" question on the audit for the year ended October 31, 2000.


ITEM  3.   DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is provided sufficient space for its present business by the president of the Company at no charge. That location is 5066 East 26th Drive,
Bellingham, WA. The Company needs very little space to operate as most functions can or will be handled on a contract basis. The Company needs only a small area in a warehouse or elsewhere for packaging and addressing individual orders. Under the agreement with American Media Group, the Company will bulk ship processed golf balls to them for distribution through their marketing and distribution facilities. If it occurs that the Company needs more space than it currently has, newspaper ads and general knowledge indicate that there is available space at affordable prices.


ITEM  4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
               AND MANAGEMENT

The following table sets forth certain information concerning the Common Stock ownership as of April 30, 2001, of each officer, director and who is known to the Company as management or to be the beneficial owner of more than five percent of the Company's Common Stock. As of April 30, 2001 there were 6,380,000 common shares outstanding.

Name and Address     Amount and Nature of       Percent Ownership
of Beneficial Owner  Beneficial Ownership

Lana B. Turner         3,333,333  (Direct)             52%
#802-1160 Haro St.
Vancouver, BC
Canada V6E lE2

W. Ward Munsie         1,916,667   (Direct)            30%
1512 West 40th ve.
Vancouver, BC
Canada V6M lV8

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Unless otherwise indicated, the named party is believed to be the majority shareholder investor who has voting control of the shares set forth in the above table. The above includes all options or other rights to purchase Company stock.



ITEM  5  DIRECTOR, EXECUTIVE OFFICER, PROMOTERS
    AND CONTROL PERSONS

A. The Director and Officer of the Company, whose term will expire one year from their election, or at such a time as their successor shall be elected and qualified is as follows:

NAME AND ADDRESS     AGE    POSITION                DATE ELECTED

L. B. Turner          46    President, Secretary,      11/18/1998
                            Treasurer & Director

Resumes of the Director and Officer of the Company is:

Lana B. Turner has served as President, Secretary, Treasurer and sole Director of Madrona International Inc. since incorporation in 1998. Ms. Turner at present is employed and receives compensation by Crystal Graphite Corporation as Corporate Secretary and Office Manager. She has been in this position since January 2001. Since 1993 she has served as corporate secretary for Promax Energy, Inc. a Canadian publicly trading natural gas exploration company. Ms. Turner has also served as general manager and administrator for Sumac Investments, Inc., a company which provides management and accounting services to various private and public companies, and Malaysian Mining Company, which was the exploration arm of the Malaysian government Department of Mining and Minerals, both private Canadian firms. Ms. Turner formerly served as President and Director of Galliano International Ltd., a public company which has reorganized since her tenure. Ms. Turner still consults to Sumac Investments on an ad hoc basis.


ITEM  6.   EXECUTIVE COMPENSATION

A. The officer and director receives or has received no remuneration from the Company.

B. There is no annuity, pension or retirements benefit proposed to be paid to officer, director or employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

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C.  No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director under any plan which is presently existing. No options have been granted. The Company has not decided when and in what circumstances it will start paying any officer and/or director.

D. Lana B. Turner, the Company president, has no unpaid or accrued compensation.

ITEM  7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 18, 1998 the Company issued 3,333,333 of its common shares to Lana B. Turner, president and director of the Company for a total consideration of $667.

On November 18, 1998 the Company issued 1,666,667 shares of its common stock to W. Ward Munsie for $333.

On April 2, 2001 the Company sold 250,000 shares to W. Ward Munsie for $5000. These shares were sold in reliance on an exemption from registration contained in Regulation S for sales to non US persons.



ITEM  8.  LEGAL PROCEEDINGS

None

ITEM  9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

a)Title of Class                   Number of Record Holders

   Common                                  54

There is, as of the date of filing, no public market in any class of stock of the Company.

b) There are no outstanding options or warrants to purchase any securities of the Company

c) 5,000,000 shares of the Company's common stock were purchased and paid for more than one year ago, therefore under the certain circumstances they could be sold under rule 144.

d) The Company has no present plans to offer stock publicly through a registration statement filed with the commission.

e) The Company has never declared a dividend on its stock and does not plan to do so in the foreseeable future. There are no restrictions on the ability of the Company to pay dividends.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

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On November 18, 1998 the Company issued 3,333,333 of its common shares to Lana B. Turner, president and director of the Company for a total consideration of $667.

On November 18, 1998 the Company issued 1,666,667 shares of its common stock to W. Ward Munsie for $333. Mr. Munsie is a director of the Company.

The above two transactions were without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration afforded by section 4(2) for sales not involving a public offering.


During March, 1999 the Company completed an offering of 130,000 shares of common stock to 52 persons. All such persons were non-US persons as defined in Regulation S. The offering was made in reliance on the exemption from registration contained in Regulation D Rule 504. The total amount raised in the offering was $13,000.

Between January 18, 2000 and August 25, 2000 the Company sold 500,000 shares of common stock at $0.0001 per share. These sales were made without registration in reliance on section 4(2) of the securities act of 1933 as amended for sales not involving a public offering.


On March 29, 2001 The Company sold 750,000 shares of its common stock at $0.02 per share to three persons, one of which was a director of the Company. These persons were "non US persons" as defined in Regulation S. The Company relied on Regulation S as the exemption from registration.


ITEM  11.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 80,000,000 shares of Common Stock, par value $0.0001 per share. As of May 1, 2001, the Company had outstanding 6,380,000 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and subject to the rights of the preferred shareholders. There are 20,000,000 shares of preferred par value $0.0001, none of which are outstanding.

Special meetings of the Shareholders may be called by the officers, directors, or upon the request of holders of at least ten percent of the outstanding voting shares. Holders of Common Shares are entitled to one vote at any meeting of the Shareholders for each Common Share they own as of the record date. fixed by the Board of Directors. At any meeting of Shareholders, a majority of the outstanding Common Shares of the Company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if this is

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substantially less than a majority of the Common Shares
outstanding.

Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rate in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emotive or other subscription rights or privileges with respect to any share. Reference is made to the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

The Board of Directors may issue preferred stock in one or more issues with different preferences. The preferences may effect the rights of common shareholders. Provisions of perfered stock may be set by the directors which provisions might delay, defer or prevent a change of control. There is no preferred stock outstanding as of this date.

                      Non-Cumulative Voting

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

The Company's common stock may be subject to the "Penny Stock" rule.

                          "Penny Stock"

The Securities and Exchange commission has adopted rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (1) that a broker or dealer approve a person's account for transactions in penny stocks: and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and

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experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The Board of Directors may issue preferred stock which may effect the rights of Common shareholders. These preferences of the preferred shareholders may delay, defer or prevent a change of control. Since there is no preferred stock outstanding no such provisions presently exist.

ITEM  12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Directors and Officers are provided indemnification only as provided by the laws of the State of Delaware. The Articles of Incorporation and the Bylaws contain no indemnification provisions. No Delaware statute that insures or indemnifies a controlling person, director of officer, to the best of the Company's knowledge, affects their liability in that capacity.


ITEM  13.  FINANCIAL STATEMENTS


ITEM  14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURES

      None.

ITEM  15.  FINANCIAL STATEMENTS AND EXHIBITS

a).  Audited Financial Statements*.
Audited Financial Statements for years ended October 31, 1999 and
2000.


Interim Financials are filed by reference to the 10QSB filed 6/19/2001

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                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Madrona International, Inc.

We have audited the accompanying consolidated balance sheets of Madrona International, Inc. (A Development Stage Company) as of October 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for the period November 18, 1998 (Inception) to October 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madrona International, Inc., and subsidiary, as of October 31, 2000 and 1999, and the results of their operations and their cash flows for the period November 18, 1998 (Inception) to October 31, 2000 and 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has had no significant operations. This raises substantial doubt about its ability to continue as a going concern.

AROANDO C. IBARRA
------------------
ARMANDO C. IBARRA, CPA, APC

Chula Vista, California
December 12, 2000
350 E Street, Chula Vista, CA 91910
Tel: (619) 422-1348
Fax: (619) 422-1465
                                                                     PAGE 14

                           MADRONA INTERNATIONAL, Inc
                         (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------

                                                        October 31,
                                                  ------------------------
                                                  2000               1999
                                                  ------------------------
Current Liabilities:
  Accounts Payable                                $      450        $    450
                                                  ----------        ---------
Total Current Liabilities                                450             450
                                                  ----------        ---------
Long Term Liabilities:
  Loan from Shareholders'                             22,000              -
                                                  ----------        ---------
Total Long Term Liabilities                           22,000              -
                                                  ----------        ---------
TOTAL LIABILITIES                                     22,450             450


Shareholders' Equity :

Preferred stock, $.0001 par value ( 20,000,000
  authorized; none issued and outstanding.)               -                -
Common  Stock, $.0001 par value ( 80,000,000
  shares authorized; issued and outstanding:
  5,530,000 and 5,130,000 as of October 31,              553              513
  2000 and 1999 respectively.

Additional Paid-in Capital                            17,447           13,487

Deficit Accumulated During the Development Stage
                                                     (16,076)          (6,034)
                                                  ----------        ---------
Total Shareholders' Equity                             1,924            7,966
                                                  ----------        ---------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                            $   24,374        $   8,416

            See auditors' Report and Notes to the Financial Statements
                                     F-3

                           MADRONA INTERNATIONAL, Inc
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
       From November 18, 1998 (Inception) through October 31, 2000 and 1999


                                                        October 31,
                                                  ------------------------
                                                  2000               1999
                                                  ------------------------
REVENUES                                          $      729        $     27
                                                  ----------        ---------
  Cost of Goods Sold                                     453              52
                                                  ----------        ---------
  Gross Profit                                           276             (25)

  General and Administrative Expenses                 10,346           6,009

  Other Income :
  Freight Revenue                                         25             -
  Interest Income                                          3             -
                                                  ----------        ---------
  Total Other Income                                      28             -
                                                  ----------        ---------

NET LOSS                                          $  (10,042)       $  (6,034)
                                                  ===========       ==========


BASIC EARNINGS (LOSS) PER SHARE                   $   (0.002)       $ (0.001)
                                                  ===========       ==========
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                          5,426,438        4,843,342

            See auditors' Report and Notes to the Financial Statements
                                     F-4

                           MADRONA INTERNATIONAL, Inc
                         (A Development Stage Company)
          STATEMENT OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY
       From November 18, 1998 (Inception) through October 31, 2000 and 1999

<CAPTION
                                                                                    Deficit
                                                                                  Accumulated
                                                                    Additional      During
                                     Common Stock                    Paid-in       Development
                                 Shares           Amount             Capital         Stage       Total
Issuance of Common Stock for
Cash on November 18, 1998        5,000,000        $   500           $      500    $      -        $  1,000

Issuance of Common Stock from
Sale of Private Placement on
March 31, 1999                     130,000             13               12,987           -          13,000

Net loss, November 18, 1998
(Inception) to October 31, 1999                         -                    -         (6,034)      (6,034)
-----------------------------------------------------------------------------------------------------------
Balance, October 31, 1999        5,130,000       $    513           $   13,487     $   (6,034)    $  7,966
==========================================================================================================

Issuance of Common Stock for
Sale of Private Placement on       200,000       $     20           $    1,980     $       -      $  2,000
January 18, 2000

Issuance of Common Stock from
Sale of Private Placement on
February 22, 2000                  200,000             20                1,980             -         2,000

Net loss, October 31, 2000                              -                    -        (10,042)     (10,042)
----------------------------------------------------------------------------------------------------------
Balance, October 31, 2000        5,530,000       $    553           $   17,447      $ (16,076)    $  1,924
===========================================================================================================

            See auditors' Report and Notes to the Financial Statements
                                     F-5

                           MADRONA INTERNATIONAL, Inc
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF CASH FLOWES
       From November 18, 1998 (Inception) through October 31, 2000 and 1999

                                                    October 31,
                                             ------------------------
                                              2000               1999
                                             ------------------------
Cash Flows from Operating Activities:
  Net  Loss                                  $    (10,042)     $    (6,034)
  Non-cash Operating Activities Included
  in Deficit
  Accumulated :
    Amortization                                       68              137

  (Increase) Decrease in Assets :
    Inventory                                         453           (3,447)"
    Organization Costs                                  -             (839)

  Increase (Decrease) in Liabilities :
   Accounts Payable and Accrued Expenses           22,000              450
                                             ------------      ------------
Net Cash Provided by / Used in Operating
Activities:                                        12,479           (9,733)
                                             ============      ============

Cash Flows from Financing Activities :
  Issuances of Common Stock                            40              513
  Proceeds from Private Placement                   3,960           13,487
                                             ------------      ------------
Net Cash Provided by Financing Activities           4,000           14,000
                                             ============      ============
Net Increase in Cash                               16,479            4,267

Cash at Beginning of Year                           4,267               -
                                             ------------      ------------
Cash at End of Year                          $     20,746      $      4,267
                                             ============      ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION :

Cash Paid During the Year for :
  Interest ( Net of Amount Capitalized )     $         -       $      -
                                             ============      ============
  Income Taxes                               $         -       $      -
                                             ============      ============

            See auditors' Report and Notes to the Financial Statements
                                     F-6
                                                                     PAGE 18

                          MADRONA INTERNATIONAL, INC.
                         (A Development Stage Company)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               For the Period from November 18, 1999 (Inception)
                         to October 31, 2000 and 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY


	The Company was organized November 18, 1998, under the laws of the State of Delaware, as Madrona International Inc. The Company has no significant revenues and in accordance with SFAS #7, the Company is considered a development stage Company.

	The Company is entering the business of selling "specialty" golf balls and is in the process of setting up a web site to market the products. In October 1999 the Company purchased all of the outstanding stock of Atomic Golf Ball, Inc. (AGB) making AGB a wholly owned subsidiary of the Company.
AGB is in the business of selling specialty golf balls.

	On November 18, 1998, the Company issued 5,000,000 shares of its $0.0001 par value common stock for cash of $1,000.00.

	On March 31, 1999, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by section

4(2) and 3(b) of the Securities Act and Regulation D promulgated there under. The Company sold 130,000 shares of common stock at a price of $0.10 per share for a total amount raised of $13,000.

The Company had further issuances in fiscal year 1999 as reflected in the shareholders' equity statement.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Accounting

The Company is using the accrual method of accounting to prepare and present financial statements in accordance with generally accepted accounting principles.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Atomic Golf Ball, Inc. All significant inter-Company transactions and balances have been eliminated.

                                      F-7
                                                                     PAGE 19

Income Taxes

The Company accounts for taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.


Basic Loss per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supercedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective November 18, 1998.

Amortization

Amortization of the organization costs is computed using the straight-line method over five years.

Inventory

Inventories are materials related to the Company's marketing and selling of golf balls through its subsidiary. All inventory items are stated at the lower of cost (first-in, first-out) or market value.

                                      F-8
                                                                     PAGE 20

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 3 - BUSINESS COMBINATION

In October 1999 the Company purchased 5,000,000 shares or 100% of the outstanding stock of Atomic Golf Ball, Inc. (the subsidiary) for $500 . The transaction was accounted for by the purchase method of accounting for business combinations.


NOTE 4 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not had any significant revenue. Without realization of additional capital, or a significant increase in revenue, it would be unlikely for the Company to continue as a going concern.


NOTE 5 - RELATED PARTY TRANSACTION

The Company neither owns nor leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                                      F-9

NOTE 6 - INCOME TAXES

As of October 31, 2000 the Company has net operating loss carry forwards for federal income tax purposes which expire through 2014. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry forwards are expected to be available to reduce taxable income. As the achievement of future taxable income is uncertain, the Company recorded a valuation allowance.

Deferred tax assets:
   Net operating loss carry forwards              $ 16,076
   Valuation Allowance                             (16,076)
   Net deferred tax assets                             -0-

                                      F-10

b)   3.(i)      Articles of Incorporation & Certificate of Incorporation*
     3.(ii)     By-Laws*
    10.1        Agreement IOTRON and KYLE*
    11.1        Computation of per share earnings
     11.1       Computation of per share earnings**
*Filed by reference to the Company's 10SB filed Feb. 5, 2001
*

   ** filed by reference to 10SB filed Feb. 5, 2001 and 10QSB filed 6/19/2001

                             SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this disclosure statement to be signed on its behalf by the undersigned, thereunto duly authorized.

  MADRONA INTERNATIONAL, INC..


Dated: 09/04/2001

  LANA B. TURNER
-----------------
  LANA B. TURNER
                                                                     PAGE 24